UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

SHOCKWAVE MEDICAL, INC.
(Exact Name of Registrant as Specified in its Charter)

Delaware	001-38829	27-0494101
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

5403 Betsy Ross Drive, Santa Clara, California	95054
(Address of Principal Executive Offices)	(Zip Code)
Hajime Tada
General Counsel
(510) 279-4262
(Name and telephone number, including area code, of the person to contact in connection with this report.)
Not Applicable
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting from January 1 to December 31, 2023
☐	Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the fiscal year ended _____________.

Item 1.01.	Conflict Minerals Disclosure and Report.
A copy of the Conflict Minerals Report of Shockwave Medical, Inc. (“Shockwave”) for the reporting from January 1 to December 31, 2023 is filed as Exhibit 1.01 to this specialized disclosure report on Form SD and is also available at Shockwave’s website at https://ir.shockwavemedical.com/financial-information/sec-filings.

Item 1.02.	Exhibit.
Shockwave has filed, as an exhibit to this Form SD, the Conflict Minerals Report required by Item 1.01 of this Form.

Item 3.01.	Exhibits.

Exhibit Number	Description of Document

1.01	Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

SHOCKWAVE MEDICAL, INC.

Dated: May 28, 2024	By:	/s/ Renee Gaeta
	Name:	Renee Gaeta
	Title:	Chief Financial Officer